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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                     WAVE TECHNOLOGIES INTERNATIONAL, INC.
                           (NAME OF SUBJECT COMPANY)

                            ------------------------

                          WTI ACQUISITION CORPORATION
                            THE THOMSON CORPORATION
    (NAMES OF FILING PERSONS (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER
                                    PERSON))

                            ------------------------

                    COMMON STOCK, PAR VALUE $9.75 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                               94352Q -- 10 -- 9
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            MICHAEL S. HARRIS, ESQ.
                            THE THOMSON CORPORATION
                       METRO CENTER AT ONE STATION PLACE
                           STAMFORD CONNECTICUT 06902
                            TELEPHONE (203) 969-8700
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND
                  COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                            ------------------------

                                    COPY TO:
                            DAVID W. HELENIAK, ESQ.
                              SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 848-4000

                           CALCULATION OF FILING FEE

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                   TRANSACTION VALUATION*                                       AMOUNT OF FILING FEE**
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
                       $47,406,810.75                                                 $9,481.36
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

 * Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $9.75, the per share tender offer price, by 4,862,237, the sum of the 4,265,845 currently outstanding shares of Common Stock sought in the Offer and the 596,392 shares of Common Stock subject to options that will be vested as of March 22, 2000.

** Calculated as 1/50 of 1% of the transaction value.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
--------------------------------
Form or Registration No.:
-------------------------------

Filing Party:
----------------------------------------------
Date Filed:
-----------------------------------------------

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[ ]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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     This Tender Offer Statement on Schedule TO (this "Schedule TO"), is filed by WTI Acquisition Corporation, a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of The Thomson Corporation, a corporation organized under the laws of Ontario, Canada ("Thomson"). This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of Common Stock, par value $0.50 per share (the "Shares"), of Wave Technologies International, Inc., a Missouri corporation (the "Company"), at a purchase price of $9.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 22, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-9 and 11 of this Schedule TO. The Agreement and Plan of Merger, dated as of March 10, 2000, among Thomson US Holdings Inc. ("Parent"), Purchaser and the Company, a copy of which is attached as Exhibit (d)(1) hereto is incorporated herein by reference with respect to Items 5 and 11 of this Schedule TO.

ITEM 10.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Not applicable.

ITEM 12.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1) Offer to Purchase dated March 22, 2000.

(a)(2) Form of Letter of Transmittal.

(a)(3) Form of Notice of Guaranteed Delivery.

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.

(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7) Form of Letter to 401(k) Plan Participants.

(a)(8) Summary Advertisement as published in The Wall Street Journal on March 22, 2000.

(a)(9) Press Release issued by Thomson on March 10, 2000.

(d)(1) Agreement and Plan of Merger, dated as of March 10, 2000, among Parent, Purchaser and the Company.

(d)(2) Confidentiality Agreement dated January 13, 1999, between Thomson and the Company, as amended on January 22, 1999.

(g)    None.

(h)    None.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.

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     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2000

                                          WTI ACQUISITION CORPORATION

                                          By:     /s/ MICHAEL S. HARRIS
                                            ------------------------------------
                                            Name: Michael S. Harris
                                            Title:  Vice President

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2000

                                          THE THOMSON CORPORATION

                                          By:     /s/ MICHAEL S. HARRIS
                                            ------------------------------------
                                            Name: Michael S. Harris
                                            Title:  Senior Vice President,
                                                General Counsel and Secretary

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                                 EXHIBIT INDEX

EXHIBIT NO.
-----------
(a)(1)        Offer to Purchase dated March 22, 2000.
(a)(2)        Form of Letter of Transmittal.
(a)(3)        Form of Notice of Guaranteed Delivery.
(a)(4)        Form of Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and Other Nominees.
(a)(5)        Form of Letter from Brokers, Dealers, Commercial Banks,
              Trust Companies and Nominees to Clients.
(a)(6)        Form of Guidelines for Certification of Taxpayer
              Identification Number on Substitute Form W-9.
(a)(7)        Form of Letter to 401(k) Plan Participants.
(a)(8)        Summary Advertisement as published in The Wall Street
              Journal on March 22, 2000.
(a)(9)        Press Release issued by Thomson on March 10, 2000.
(d)(1)        Agreement and Plan of Merger, dated as of March 10, 2000,
              among Parent, Purchaser and the Company.
(d)(2)        Confidentiality Agreement dated January 13, 1999, between
              Thomson and the Company, as amended on January 22, 1999.
(g)           None
(h)           None

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